Exhibit 99.11

NICE Named a Leader in Intelligent Authentication and Fraud Prevention for the
Second Consecutive Year by Leading Analyst Firm

The report forecasts NICE’s continued leadership for its innovative voice biometrics-based real-time authentication and powerful AI-driven proactive fraud prevention offerings

Hoboken, N.J., November 24, 2020 – NICE (Nasdaq: NICE) today announced it has been recognized as a Leader for its Real-Time Authentication (RTA) and Fraud Prevention solutions by Opus Research for the second year successively. NICE’s innovative, self-learning ENLIGHTEN Fraud Prevention solution was highlighted as a key differentiator in the report entitled ’Intelligent Authentication and Fraud Prevention Intelliview.’ For a complimentary copy, click here.

“NICE distinguished itself by offering innovative solutions that fulfill requirements for real-time authentication over multiple channels,” explained Dan Miller, Lead Analyst at Opus Research. “Its clients have been impressed by the proactive nature of its fraud-detection solution and the simple process of passive enrollment, using existing recordings to create voiceprints.”

NICE achieved a top ranking in the report for its comprehensive authentication technology. NICE RTA was highlighted for its unique capabilities tailored specifically for the contact center environment, in particular its advanced enrollment capabilities, including passive, and historical call enrollment. The offering was also praised for its single voiceprint technology that allows consistent authentication and enrollment across all channels, as well as for additional validation capabilities that address complex calls, deep-fakes and multifactor authentication.

The Opus Research report particularly commended the innovative NICE ENLIGHTEN Fraud Prevention solution that combines NICE’s leading voice biometrics technology with its ENLIGHTEN customer engagement AI platform. The solution proactively and continuously detects fraudulent behavior across millions of calls, identifies calls with patterns of risky behavior and zooms-in to expose fraudsters attempting to authenticate into or take over consumer accounts.

“This recognition from Opus Research reinforces NICE’s vision and ability to continually deliver the market’s leading fraud prevention and voice biometrics offering, said Barry Cooper, President, NICE Enterprise Group. “Keeping pace with rapidly shifting global trends and the increasing sophistication of fraudsters requires a level of agility which we believe is best achieved through innovation, and we are proud to receive a testament to this in the pages of the Opus Research report.”

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.